UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35588 / May 14, 2025

In the Matter of:

MidCap Financial Investment Corporation
Apollo Debt Solutions BDC
Apollo Diversified Credit Fund
Apollo S3 Private Markets Fund
MidCap Apollo Institutional Private Lending
Lord Abbett Flexible Income Fund
Apollo Diversified Real Estate Fund
Apollo Origination II (Levered) Capital Trust
Apollo Origination II (UL) Capital Trust
Merx Aviation Finance, LLC
Apollo Investment Management, L.P.
Apollo Credit Management, LLC
Apollo Capital Credit Adviser, LLC
Apollo S3 RIC Management, L.P.
Apollo Real Estate Fund Adviser, LLC
and certain of their affiliated entities as described in Appendix A to the application

9 West 57th Street
New York, NY 10019

812-15725

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

MidCap Financial Investment Corporation, et al. filed an application on March 14, 2025, and
amendments to the application on April 4, 2025, and April 11, 2025, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered
closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On April 16, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35540). The notice gave interested persons an opportunity to request a hearing and

stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by MidCap Financial Investment Corporation, et al. (File No. 812-15725) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.